UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town

Nanshan District, Shenzhen, China 518052

+86 0755 2759-5623

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Unaudited Interim Financial Statements and Notes

On June 23, 2025, Big Tree Cloud Holdings Limited (the “Company”) furnished its unaudited interim balance sheet and income statement for the six months ended December 31, 2024 on a current report on Form 6-K (the “Original Report”). This Amendment No. 1 to the Original Report (this “Amendment”) is being furnished solely to provide an updated version of the financial statements previously included in the Original Report. The updated unaudited interim financial statements and related notes are filed as Exhibit 99.1 to this Amendment.

Exhibit

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements and Notes of Big Tree Cloud Holdings Limited for the Six Months Ended December 31, 2024 and 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2025	Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

By:	/s/ Ting Yan
Name:	Ting Yan
Title:	Director and Chief Financial Officer

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